UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 001-14905

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE LUBRIZOL CORPORATION AGE-WEIGHTED DEFINED

CONTRIBUTION PLAN

29400 Lakeland Boulevard

Wickliffe, Ohio 44092-2298

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Berkshire Hathaway Inc.

3555 Farnam Street

Omaha, Nebraska 68131

THE LUBRIZOL CORPORATION AGE-WEIGHTED

DEFINED CONTRIBUTION PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Employee Benefits Administrative Committee

of The Lubrizol Corporation Age-Weighted Defined Contribution Plan

Wickliffe, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Lubrizol Corporation Age-Weighted Defined Contribution Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Maloney + Novotny LLC

We have served as the Plan’s auditor since 2010.

Cleveland, Ohio

June 9, 2021

THE LUBRIZOL CORPORATION AGE-WEIGHTED

DEFINED CONTRIBUTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(dollars in thousands)

	December 31,
	2020	2019
ASSETS:

Investment in Master Trust:
Investment at fair value	$60,525	$44,084
Investment at contract value	2,226	1,259

Total investment in Master Trust	62,751	45,343

Contributions receivable	11,433	10,945

NET ASSETS AVAILABLE FOR BENEFITS	$74,184	$56,288

The accompanying notes are an integral part of these financial statements.

THE LUBRIZOL CORPORATION AGE-WEIGHTED

DEFINED CONTRIBUTION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(dollars in thousands)

	Years Ended December 31,
	2020	2019
ADDITIONS:
Net investment gain from Master Trust	$11,060	$7,730
Employer contributions	11,433	10,945

Total additions	22,493	18,675

DEDUCTIONS:
Distributions to participants	4,594	2,043
Fees	3	2

Total deductions	4,597	2,045

INCREASE IN NET ASSETS	17,896	16,630
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of the year	56,288	39,658

NET ASSETS AVAILABLE FOR BENEFITS—End of the year	$74,184	$56,288

The accompanying notes are an integral part of these financial statements.

THE LUBRIZOL CORPORATION AGE-WEIGHTED

DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

1.	DESCRIPTION OF THE PLAN

The following brief description of The Lubrizol Corporation Age-Weighted Defined Contribution Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Lubrizol Corporation (the “Company”) established the Plan for employees hired, transferred, re-hired or transferred into non-bargained status on or after January 1, 2010. Employees in such categories prior to January 1, 2010 became participants in The Lubrizol Corporation Pension Plan. The Plan provides employees of the Company and its participating subsidiaries with retirement benefits funded by participating employers’ annual Company contributions. The Plan is subject to the reporting and disclosure requirements, the vesting standards and the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration—The Plan is administered by the Employee Benefits Administrative Committee (the “Committee”), which is appointed by the Chief Executive Officer of the Company. The Committee’s powers and duties relate to the issuance of interpretive rules and regulations in accordance with the Plan document, including determination of the method and timing of benefit distributions and authorization of disbursements from the Plan, as well as the selection of the record keeper.

The Plan is a participating plan in The Lubrizol Corporation Employees’ Profit Sharing and Savings Plan Trust (“Master Trust”) along with The Lubrizol Corporation Employees’ Profit Sharing and Savings Plan (the “Savings Plan”). The assets of the above plans are part of the Master Trust.

The Retirement and Savings Plans Investment Committee, which is also appointed by the Chief Executive Officer of the Company, reviews and approves investment and funding strategies, objectives and policies, and makes any necessary or desirable changes; reviews, selects and monitors the performance of investment options for participants in the Plan; appoints and removes investment managers, trustees, consultants, and other service providers (other than the record keeper), and monitors the performance, fees and expenses of each. The assets of the Plan are held within a Master Trust which is maintained and administered by the Plan’s Trustee, Voya Institutional Trust Company, and the Plan’s recordkeeper, Voya Institutional Plan Services. The Plan document and trust agreement provide that the Trustee of the Plan shall hold, invest, reinvest, manage, and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries. Each plan (the Plan and the Savings Plan) has the ability to direct its own investments within the Master Trust.

Participation and Contributions—All regular employees of the Company and participating subsidiaries hired, transferred, re-hired or transferred into non-bargained status (or bargained status that provides for participation in the Plan) on or after January 1, 2010 are eligible for participation on the first day of covered employment.

The Company contributes an annual amount (“Company Contribution”) to the Plan. The Company Contribution is determined according to the rules contained in the Plan document and is allocated to each participant’s account based upon the year-end compensation and age of the employee, as defined in the Plan document. The maximum eligible compensation set by the Internal Revenue Service for purposes of allocating Company Contributions was $285,000 for 2020 and $280,000 for 2019.

The following table shows the percentage of compensation the Company will contribute to a participant’s account.

Participant’s age on last day of Plan year	Contribution percentage (*)
Under Age 36	3.00%
36 – 40	3.75%
41 – 45	4.50%
46 – 50	5.25%
51 – 55	6.00%
56 – 60	6.75%
Age 61 and Older	7.50%

* Except that the contribution percentage for a Plan Year for a participant who is an employee of Chemtool Incorporated as of the last day of the Plan Year is 1.00%, regardless of the participant’s age on the last day of the Plan Year.

The Plan does not accept rollover contributions, including Roth rollover contributions or transferred contributions from other tax-qualified plans.

Participant Accounts—Each participant’s account is credited with an allocation of the Company Contribution, income from investments, gains or losses on sales of investments, appreciation or depreciation in the market value of investments and expenses, if any. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment of Contributions—Participants elect investment of the Company Contribution in one or more of the Plan’s investment funds in 1% increments. A participant may elect to change his or her investment elections as to future Company Contributions and may also elect to reallocate once daily a portion or all of past Company Contributions among the available investment funds in increments of 1% of the total amount to be reallocated. Participants may also elect to invest Company Contributions, up to 50% of their vested account balance, in one or more mutual funds through a self-directed brokerage account.

If an employee does not make an investment election, the Company Contribution will be deposited in the applicable State Street Target Retirement Fund, based on the employee’s date of hire or rehire, with the date that most closely matches a retirement age of 65, which meets the Department of Labor’s definition as a “qualified default investment alternative.”

Vesting and Distributions— Active participants vest in the Company Contribution at a rate of 34% after one year of eligible service, 67% after two years of eligible service and 100% after three years. Participants also will become 100% vested if their participation in the Plan ends due to retirement on or after age 55, total and permanent disability, or death.

Participants may request an in-service distribution upon attainment of age 59-1/2. Upon attainment of age 55, vested active participants may request an in-service distribution. If a distribution is made prior to age 59-1/2, it must be in the form of monthly, quarterly or annual installments over a fixed period of time not to exceed the lifetime of the participant. These installments may be adjusted in the year a participant reaches age 59-1/2 or becomes disabled. Hardship withdrawals are not allowed under the Plan.

In response to the pandemic (see note 10), the Plan permitted Coronavirus Related Distributions, pursuant to the CARES Act.

When a participant’s employment terminates, the participant’s vested account balance may be distributed in a single lump sum. Participants may also elect installment distribution payments or partial withdrawals of their vested account balance. Amounts distributed from the Berkshire Hathaway Class B Stock Fund are paid in the form of Class B shares of Berkshire Hathaway or their cash equivalent at the participant’s election.

Forfeited Accounts—Forfeited nonvested accounts may be used to reduce future Company contributions. In 2020 and 2019, the forfeiture balance at year end totaled $83,202 and $106,149, respectively. Subsequent to year end 2020 and 2019, $96,410 and $131,337 of the current forfeiture balance, respectively, was used to reduce Company contributions and is netted with the respective year’s contribution receivable balance.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—Each fund of the Plan is accounted for separately. The accounts of these funds are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments—Investments are reported at fair value other than the guaranteed investment contracts (“GICs”) included in the Stable Value Fund. GICs are stated at contract value, which is equivalent to cost plus reinvested interest. Purchases and sales of securities are recorded on a trade-date basis. Interest income is generally recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net investment gain (loss) includes gains and losses on investments bought and sold, as well as held, during the year.

The value of all funds and the interests of participants under each fund are calculated on a daily basis based on the best information available, which may include estimated values. See Note 5 for discussion of fair value measurements.

Expenses—Other than as described below, no fees are charged to participants for Plan administrative and operating expenses. Plan administrative and operating expenses are paid directly by the Company or through revenue-sharing by the Plan’s investment funds. The Company monitors the payments received by the Plan service providers to ensure that they are used properly for qualifying plan administrative and operating expenses. The Company reserves the right to initiate charges to participants for Plan administrative and operating costs in the future.

If expedited mailing of a distribution check is requested, a $50.00 fee is charged to the participant’s account.

A participant who invests in the self-directed brokerage account is charged a $50.00 annual fee which is deducted quarterly ($12.50 per quarter) from the participant’s account. In addition, any mutual fund investment purchased or sold through the self-directed brokerage account may carry with it additional fees. The TD Ameritrade Fee Schedule provided to participants details such fees including a redemption fee of $49.99 for almost any mutual fund investment that is not held for at least 90 days.

Payment of Benefits—Payments are recorded when paid.

3.	DESCRIPTION OF THE INVESTMENT FUNDS

The Plan offers various investment alternatives, maintains separate accounts for each participant, and invests contributions and earnings, as required by the Plan or as directed by each participant, in one or more of the following funds:

The Stable Value Fund invests in stable value investment contracts, issued by banks, insurance companies and other financial institutions and a diversified portfolio of fixed income instruments including U.S. Government and agency securities, mortgage-backed securities, asset-backed securities, corporate bonds, interest rate futures and options. Goldman Sachs Asset Management manages the investment of the fund.

The Core Fixed Income Fund invests in a mutual fund, the Baird Aggregate Bond Fund. The fund invests in fixed income instruments including U.S. Government and corporate bond securities, mortgage and asset-backed securities, and U.S. dollar and non-U.S. dollar denominated securities of non-U.S. issuers.

The Target Retirement Income Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 65% fixed income and 35% in equities, real estate and commodities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk for a retired participant or a participant who anticipates retiring in the near-term.

The Target Retirement 2020 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 55% fixed income and 45% in equities, real estate and commodities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2020.

The Target Retirement 2025 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 43% fixed income and 57% in equities, real estate and commodities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2025.

The Target Retirement 2030 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 32% fixed income and 68% equities and commodities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2030.

The Target Retirement 2035 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 25% fixed income and 75% in equities and commodities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2035.

The Target Retirement 2040 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 18% fixed income and 82% equities and commodities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2040.

The Target Retirement 2045 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 13% fixed income and 87% in equities and commodities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2045.

The Target Retirement 2050 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 10% fixed income and 90% equities and commodities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2050.

The Target Retirement 2055 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 10% fixed income and 90% in equities and commodities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2055.

The Target Retirement 2060 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 10% fixed income and 90% equities and commodities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2060.

The Large Cap Core Equity Passive Fund invests in a collective trust fund, the State Street S&P 500 Index Fund maintained by State Street Global Advisors, which invests in the common stocks included in the Standard & Poor’s 500 Index, futures contracts and other derivative securities. The fund’s objective is to closely replicate the performance of the common stocks included in the Standard & Poor’s Composite Stock Price Index.

The Large Cap Value Equity Passive Fund invests in a collective trust fund, the State Street Russell Large Cap Value Index Fund maintained by State Street Global Advisors, which invests in the common stocks included in the FTSE Russell 1000 Value Index, futures contracts and other derivative securities. The fund’s objective is to closely replicate the performance of the FTSE Russell 1000 Value Index.

The Large Cap Growth Equity Passive Fund invests in a collective trust fund, the State Street Russell Large Cap Growth Index Fund maintained by State Street Global Advisors, which invests in the common stocks included in the FTSE Russell 1000 Growth Index, futures contracts and other derivative securities. The fund’s objective is to closely replicate the performance of the FTSE Russell 1000 Growth Index.

The Small Mid Cap Growth Equity Passive Fund invests in a collective trust fund, the State Street Russell Small Mid Cap Index Fund maintained by State Street Global Advisors, which invests in the common stocks included in the FTSE Russell 3000 Index, futures contracts and other derivative securities. The fund’s objective is to closely replicate the performance of the FTSE Russell Small Cap Completeness Index.

The Mid Cap Value Equity Fund invests in a mutual fund, the American Century Mid Cap Value fund, which invests primarily in a portfolio of common stocks of mid capitalization companies that are believed to have high financial strength and are attractively priced relative to their intrinsic value.

The Mid Cap Growth Equity Fund invests in a mutual fund, the MassMutual Select Mid Cap Growth Equity Fund, which invests primarily in securities of mid capitalization companies that are believed to have above-average earnings growth potential.

The Small Cap Value Equity Fund invests in a mutual fund, the Delaware Small Cap Value Fund. The fund invests primarily in a portfolio of common stocks of small capitalization companies that are believed to be undervalued versus their peer group and have the greatest potential for significant appreciation.

The Small Cap Growth Equity Fund invests in a mutual fund, the Hartford Small Cap Growth HLS Fund, which invests primarily in a portfolio of common stocks of small market capitalization companies that are believed to have superior growth potential.

The International Core Equity Fund invests in a mutual fund, the Fidelity Advisors Diversified International Fund Z, which invests in a diversified portfolio of common stocks and other equity-like securities of issuers domiciled outside the United States.

The International Small Cap Equity Fund invests in a mutual fund, the Vanguard International Explorer Fund. The fund invests primarily in a diversified portfolio of equity securities with small market capitalizations that are traded principally in markets outside the United States.

The Emerging Markets Equity Fund invests in a mutual fund, the DFA Emerging Markets Core Equity Fund, which invests in a diversified portfolio of equity securities of issuers domiciled in the Emerging Markets.

The Berkshire Hathaway Class B Stock Fund consists of Class B shares of Berkshire Hathaway and temporary investments in the State Street Government Short Term Fund.

The self-directed brokerage account is a brokerage account offered in the Plan and provided through TD Ameritrade. It gives participants access to thousands of mutual funds. Unlike the Plan’s current investment options, transaction fees and operating expense fees generally apply to the mutual funds available through the self-directed brokerage account.

Participants may invest up to 50% of their total vested Plan account balance through the self-directed brokerage account. The minimum initial transfer into the self-directed brokerage account must be $1,000 per account.    The mutual fund participant’s selection may also require a minimum investment. An investment in the self-directed brokerage account must come from a current Plan balance through a funds transfer; participants cannot elect to directly invest future contributions into the self-directed brokerage account.

No more than 50% of a participant’s future investment elections may be invested in the Berkshire Hathaway Class B Stock Fund.

4.	INVESTMENT CONTRACTS WITH THIRD PARTIES

The Plan has an investment contract with Goldman Sachs Asset Management through which both traditional and synthetic GICs can be held in the Plan’s Stable Value Fund. Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. A separate account GIC is similar to a traditional GIC except investments are segregated in separate accounts maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC’s return. The crediting rate on this product will reset periodically but will not have an interest rate of less than 0%.

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit-responsive payments will be made for participant-directed withdrawals from the Stable Value Fund. The crediting rate of the contract is set at the start of the contract and typically resets monthly. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased but will not be less than 0%.

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit-responsive payments will be made for participant-directed withdrawals from the Stable Value Fund. The crediting rate on a constant duration synthetic GIC resets every month based on the book value of the contract and the market yield, market value and average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together but will not be less than 0%.

Withdrawals and transfers resulting from certain events, including employer initiated events and changes in the qualification of the Plan, may limit the ability of the Stable Value Fund to transact at book or contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan administrator does not believe that the occurrence of any event that would limit the Plan’s ability to transact at book or contract value is probable. All contracts are fully benefit-responsive.

5.	FAIR VALUE OF INTEREST IN THE LUBRIZOL CORPORATION EMPLOYEES’ PROFIT SHARING AND SAVINGS PLAN TRUST

The Plan’s investments are held in a Master Trust for the investment of assets of the Plan and the Savings Plan. The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated expenses. Investment income and expenses within the Master Trust are allocated to the individual plans based on the underlying individual participants’ activity and account balances.

The Plan estimates the fair value of investments in the Master Trust using available market information and generally accepted valuation methodologies. Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs used to measure fair value are classified into three levels: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for assets of the Master Trust measured at fair value:

•

Berkshire Hathaway Class B stock fund: Class B shares of Berkshire Hathaway (Symbol BRK-B) are valued at the closing price as reported on the New York Stock Exchange. The fund also consists of temporary investments in the State Street Government Short Term Fund for liquidity purposes and is therefore classified within Level 2 of the valuation hierarchy.

•	Mutual funds: Valued at the net asset value (“NAV”) as reported on various stock exchanges and classified within Level 1 of the valuation hierarchy.

•	Self-directed brokerage accounts: Valued at the NAV of the underlying funds as reported on various stock exchanges and classified within Level 1 of the valuation hierarchy.

•

Common collective trust funds: Valued using the NAV provided by the administrator of the trust and classified within Level 2 of the valuation hierarchy. The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. There have been no changes in the methodologies used from 2019 to 2020. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the investments of the Plan reported at fair value held in the Master Trust as of December 31, 2020 and 2019 (in thousands):

	2020
	Level 1	Level 2	Level 3	Total
Berkshire Hathaway Class B stock fund	$-	$1,085	$-	$1,085
Mutual funds	2,814	-	-	2,814
Self-directed brokerage accounts	-	-	-	-
Common collective trust funds	-	56,626	-	56,626

	$2,814	$57,711	$-	$60,525

	2019
	Level 1	Level 2	Level 3	Total
Berkshire Hathaway Class B stock fund	$-	$933	$-	$933
Mutual funds	2,177	-	-	2,177
Self-directed brokerage accounts	-	-	-	-
Common collective trust funds	-	40,974	-	40,974

	$2,177	$41,907	$-	$44,084

Total investments of the Master Trust as of December 31, 2020 and 2019 (in thousands):

	Master Trust Balances		Plan’s Interest in Master Trust Balances
	2020	2019	2020	2019
Investments at fair value

Berkshire Hathaway Class B stock fund	$65,028	$71,123	$1,085	$933

Mutual funds	318,063	307,804	2,814	2,177

Self-directed brokerage accounts	7,054	6,150	-	-

Common collective trust funds	838,641	762,099	56,626	40,974

	$1,228,786	$1,147,176	$60,525	$44,084

Investments at contract value (Stable Value Fund)

Synthetic GICs	250,298	218,795	2,178	1,224

Cash and equivalents	5,512	6,195	48	35

	$255,810	$224,990	$2,226	$1,259

Total investment in Master Trust	$1,484,596	$1,372,166	$62,751	$45,343

Activity of the Master Trust for the years ended December 31, 2020 and 2019 (in thousands):

	Master Trust Balances		Plan’s Interest in Master Trust Balances
	2020	2019	2020	2019
Master Trust beginning balances	$1,372,166	$1,188,268	$45,343	$30,617

Net appreciation in fair value of investments	165,555	217,340	10,976	7,587

Interest and dividends	8,179	13,380	84	143

Net transfers in (out)	(61,304)	(46,822)	6,348	6,996

Master Trust ending balances	$1,484,596	$1,372,166	$62,751	$45,343

6.	RISKS AND UNCERTAINTIES

The Plan, through the Master Trust, holds various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

7.	PARTY-IN-INTEREST TRANSACTIONS

The Plan, through the Master Trust, invests in Class B shares of Berkshire Hathaway within the Berkshire Hathaway Class B stock fund. The following activity is presented at the Master Trust level: during the years ended December 31, 2020 and 2019, 64,603 and 27,765 Class B shares, respectively, of Berkshire Hathaway at a cost of $12,604,948 and $5,604,251 respectively, were purchased within the fund. All purchased shares were acquired at the then current market value on the open market. In addition, during the years ended December 31, 2020 and 2019, the fund sold or distributed to participants 94,317 and 97,870 Class B shares, respectively, of Berkshire Hathaway and received proceeds of $19,329,580 and $20,377,139, respectively. The realized gains on these sales were $4,169,251 and $5,206,235 for 2020 and 2019, respectively.

8.	TAX EXEMPT STATUS

The Plan obtained its latest determination letter dated September 28, 2017, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of Section 401 of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. However, the Company believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require such recognition or disclosure in the financial statements.

9.	PLAN TERMINATION

The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time. In addition, the management of any subsidiary may withdraw such subsidiary from the Plan at any time. In the event of termination of the Plan, all participants immediately will become fully vested in the value of their account balances.

10.	COVID-19

Physical and economic conditions worldwide have been impacted by the COVID-19 pandemic. There are uncertainties surrounding COVID-19’s impact on the economy as a whole, on businesses, and on the investment market. There is also uncertainty regarding the positive impact of any federal government relief efforts through the date of this report. Accordingly, the impact of the global pandemic on the current and future operations of the Company or Plan is unknown.

11.	SUBSEQUENT EVENTS

All investments of the Plan are held by Voya Institutional Trust Company in participant-directed investment funds and the Plan’s recordkeeper is Voya Institutional Plan Services. All investments were transferred in-kind to Great-West Trust Company, LLC and Empower Retirement, LLC who became the new trustee and recordkeeper, respectively, effective January 4, 2021.

The following plan design changes are effective after December 31, 2020:

The Company amended the Plan to provide for the automatic distribution of Plan balances of a Separated Participant (or a Participant’s Beneficiary, in the event of the Participant’s death) of $5,000 or less, and, if the Participant does not otherwise elect to receive such distribution as a payment or as direct rollover to another plan, to provide for the rollover of such balance to an individual retirement account established for the Participant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE LUBRIZOL CORPORATION AGE-WEIGHTED DEFINED CONTRIBUTION PLAN

Date: June 9, 2021	By:	/s/ Ana G. Rodriguez
Ana G. Rodriguez
Chair, Employee Benefits Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm